# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ceragon Networks Ltd, CIK 0001119769
CUSIP: M22013102
Title of class of securities: Ordinary Shares, Par Value NIS 0.01
Address of issuer's principal executive offices: 3 Uri Ariav St., Rosh Ha'Ayin, Israel (L3), 4810002
Date of event which requires filing of this statement: 02/25/2025
Amends the filing with accession number 0001193125-22-198133
Filed by CIK 0001264542
Persons authorized to receive notices and communications: Aryeh Davis, General Counsel, Hawkes Financial LLC, 77 Bedford Road, Katonah, New York (NY), 10536, (919) 401-7060

## Reporting persons
- Joseph D. Samberg (CIK 0001264542): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 0; shared voting power 9,430,000; sole dispositive power 0; shared dispositive power 9,430,000; aggregate amount beneficially owned 9,430,000 (11% of the class)
  Comment: The percentage in Row 13 is based on 85,870,479 Ordinary Shares outstanding as of June 30, 2024 as reported on the Issuer's Report on Form 6-K filed with the Securities and Exchange Commission ("SEC") on August 22, 2024.
- The Joseph D. Samberg Revocable Trust (CIK 0001727819): type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: working capital (WC); sole voting power 0; shared voting power 5,700,000; sole dispositive power 0; shared dispositive power 5,700,000; aggregate amount beneficially owned 5,700,000 (6.6% of the class)
  Comment: The percentage in Row 13 is based on 85,870,479 Ordinary Shares outstanding as of June 30, 2024 as reported on the Issuer's Report on Form 6-K filed with the SEC on August 22, 2024.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, Par Value NIS 0.01
Name of issuer: Ceragon Networks Ltd
Address of issuer's principal executive offices: 3 Uri Ariav St., Rosh Ha'Ayin, Israel (L3), 4810002
Comment: Introductory Note: This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the statement on Schedule 13D filed by Joseph D. Samberg ("Mr. Samberg") and The Joseph D. Samberg Revocable Trust (the "Revocable Trust"), each of the foregoing, a "Reporting Person," and collectively, the "Reporting Persons," on July 20, 2022 with the SEC (the "Original Schedule 13D"). This Amendment No. 1 is being filed in connection with a series of open market purchases by the Reporting Persons, as a result of which Mr. Samberg beneficially owns more than 10% of the Ordinary Shares of the Issuer. This Amendment No. 1 is filed jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, by the Reporting Persons and pursuant to the joint filing agreement attached as an Exhibit 1 to the Original Schedule 13D. All disclosure for items contained in the Original Schedule 13D is incorporated herein by reference, subject to being amended by the additional information provided for such item in this Amendment No. 1. Capitalized terms used and not defined herein shall have the meanings given to such terms in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 is hereby amended by adding the following: The Reporting Persons acquired beneficial ownership of the shares of Ordinary Shares in the February Transactions (as defined below) for an aggregate purchase price of $3,422,090. The source of funds for the February Transactions was the working capital of the Revocable Trust and the Trusts and the personal funds of Mr. Samberg.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 is hereby amended to add the following: The Reporting Persons acquired Ordinary Shares of the Issuer in the February Transactions as described in Item 5(c). On February 25, 2025, as a result of the February Transaction on that day, Mr. Samberg became the beneficial owner of more than 10% of the Ordinary Shares of the Issuer currently outstanding. Neither of the Reporting Persons has a present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j) inclusive, of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows 11 and 13 for each Reporting Person, set forth on the cover pages to this Amendment No. 1 are hereby incorporated by reference in this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10, inclusive, for each Reporting Person, set forth on the cover pages to this Amendment No. 1 are hereby incorporated by reference in this Item 5(b).
Transactions in the class effected during the past sixty days: In the past sixty days, the Reporting Persons have engaged in the following transactions (the "February Transactions"), all of which were open market purchases of Ordinary Shares of the Issuer: (1) on February 24, 2025, Mr. Samberg acquired beneficial ownership of 300,000 ordinary shares, including 250,000 ordinary shares purchased by the Revocable Trust, which were acquired at an average price of $3.0178 per ordinary share, (2) on February 25, 2025, Mr. Samberg acquired beneficial ownership of 650,000 ordinary shares, including 585,000 ordinary shares purchased by the Revocable Trust, which were acquired at an average price of $2.9526 per ordinary share and (3) on February 26, 2025, Mr. Samberg acquired beneficial ownership of 200,000 ordinary shares, including 165,000 ordinary shares purchased by the Revocable Trust, which were acquired at an average price of $2.9878 per ordinary share.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons disclosed in this Amendment No. 1 is known to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares subject to this Amendment No. 1.

## Signatures
- Joseph D. Samberg: /s/ Joseph D. Samberg, Joseph D. Samberg (02/27/2025)
- The Joseph D. Samberg Revocable Trust: /s/ Joseph D. Samberg, Joseph D. Samberg/Trustee (02/27/2025)